

January 19, 2012

<u>Via E-mail</u>
Alan R. Steel
Chief Financial Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

      Re: **Point.360**
               Form 10-K for Fiscal Year Ended June 30, 2011
               Filed September 23, 2011
               File No. 001-33468

Dear Mr. Steel:

We have reviewed your response letter dated January 4, 2012 and have the following comment.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Critical Accounting Policies and Estimates, page 21

1. We note your response to prior comment 2. ASC 360-10-35-21(e) refers to cash flow losses as well as <u>operating losses</u> as indicators of when to test of recoverability. In light of your history of operating losses, we believe you should have performed a test for impairment on your property and equipment as of the balance sheet date, based upon the information available at that time. Please perform the appropriate analysis, based on information and evidence available at that time and provide us copies of your detailed impairment tests.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief